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                                                                    Exhibit 23.2

                       CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
XM Satellite Radio Holdings Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading "Selected Consolidated Financial Data" and "Experts" in the prospectus.

Our report, dated February 12, 1999, except for Note 14 which is as of September 9, 1999 contains an explanatory paragraph that states that the Company has not commenced operations, has negative working capital and is dependent upon additional debt and equity financings, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                                 /s/ KPMG LLP

McLean, Virginia
September 29, 1999